Exhibit 23.6

CONSENT OF QUALIFIED PERSON

I, Richard Delong, MMSA-QP, consent to being named in the registration statement on Form S-3 of Corvus Gold Inc. dated February 4, 2019 (the “Registration Statement”) and to the use of the report entitled “Technical Report and Preliminary Economic Assessment for the Integrated Mother Lode and North Bullfrog Projects, Bullfrog Mining District, Nye County, Nevada” dated effective September 18, 2018 (the “Technical Report”) in connection with the filing of the Registration Statement and to the inclusion of the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure contained in the Registration Statement or incorporated by reference therein.

DATED this 4th day of February 2019.

/s/ Richard Delong
Richard Delong, MMSA-QP